

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Jide Zeitlin
Co-Chief Executive Officer
bleuacacia ltd
c/o The Keffi Group Ltd
500 Fifth Avenue
New York, New York 10110

> **Re: bleuacacia ltd**
> **Draft Registration Statement on Form S-1**
> **Submitted March 2, 2021**
> **CIK No. 0001843370**

Dear Mr. Zeitlin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary, page 1

1. At the top of page 13, in discussing the exercise period, you state that you are not registering the shares issuable upon exercise of the warrants at this time. You also have a risk factor to this effect on page 62. However, you have listed these shares in the registration fee table as a class of security being registered. Please clarify.

Risk Factors

Our warrant agreement will designate the courts of the State of New York..., page 66

2. We note that the forum selection provision in the warrant agreement applies to Securities Act claims. Please revise your risk factor on page 66 to clearly state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also revise your disclose to note the risk that the provision may result in increased costs for investors to bring a claim.

   You may contact Eric Atallah at (202) 551-3663 or Daniel Gordon at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Valerie Ford Jacob, Esq.